Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Magnum Hunter Resources Corporation
     We consent to (i) the inclusion in this Current Report on Form 8-K of Magnum Hunter Resources Corporation, and (ii) the incorporation by reference into Registration Statements of Magnum Hunter Resources Corporation on Form S-3 (File Nos. 333-166756, 333-168161 and 333-169651) and on Form S-8 (File Nos. 333-168802, 333-169814 and 333-171168), of our report dated March 4, 2011, relating to the statement of revenues and direct operating expenses of the properties acquired from Quest Eastern Resource LLC, and PostRock MidContinent Production, LLC for the year ended December 31, 2009. We also consent to the references to our firm contained in this Current Report and in any Prospectus or Prospectus Supplements relating to the Registration Statements listed above, including under the caption “Experts”.
Houston, Texas
March 4, 2011